Exhibit 99.1

Disclosure about Oil and Gas Producing Activities - Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” (unaudited)

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas”.

The unaudited supplemental information on oil and gas exploration and production activities for 2017 and 2016 has been presented in accordance with the revised reserve estimation and disclosure rules, which were not applied retrospectively.

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2017, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities(1) (unaudited)

	Year Ended December 31, 2017
($ millions)	Canada	China	Indonesia(2)	Total
Revenues, net of Royalties	3,584	1,013	39	4,636
Production and Operating Expenses	1,547	94	9	1,650
Depreciation, Depletion, Amortization & Impairment	1,863	386	12	2,261
Exploration & Evaluation Expenses	54	4	1	59

Earnings Before Taxes	120	529	17	666
Income Taxes Expense	33	132	7	172

Results of Operations	87	397	10	494

	Year Ended December 31, 2016
($ millions)	Canada	China	Indonesia(2)	Total
Revenues, net of Royalties	2,784	756	—	3,540
Production and Operating Expenses	1,617	92	—	1,709
Depreciation, Depletion, Amortization & Impairment	1,444	363	—	1,807
Exploration & Evaluation Expenses	75	—	—	75

Earnings (Loss) Before Taxes	(352)	301	—	(51)
Income Taxes Expense (Recovery)	(96)	75	—	(21)

Results of Operations	(256)	226	—	(30)

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.
(2)	Revenue and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

($ millions)	Canada	China	Indonesia(1)	Total
2017
Property Acquisition
Unproved	55	—	—	55
Proved	18	—	—	18
Exploration	157	10	—	167
Development	1,394	10	50	1,454

Total Costs Incurred	1,624	20	50	1,694

2016
Property Acquisition
Unproved	—	—	—	—
Proved	7	—	—	7
Exploration	59	4	—	63
Development	945	106	139	1,190

Total Costs Incurred	1,011	110	139	1,260

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells and (ii) facilities to extract, treat, gather and store oil and gas.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2017, by the year in which the costs were incurred:

Withheld Costs (unaudited)

($ millions)	Total	2017	2016	Prior to 2015
Property Acquisitions
Canada	127	65	5	57
China	—	—	—	—
Indonesia(1)	—	—	—	—

Total Property Acquisitions	127	65	5	57

Exploration
Canada	761	151	89	521
China	7	7	—	—
Indonesia(1)	9	2	4	3

Total Exploration	777	160	93	524

Development
Canada	1,429	1,062	367	—
China	307	7	67	233
Indonesia(1)	113	21	92	—

Total Development	1,849	1,090	526	233

Capitalized Interest
Canada	70	28	13	29
China	112	19	20	73
Indonesia(1)	30	2	16	12

Total Capitalized Interest	212	49	49	114

Total Withheld Costs	2,965	1,364	673	928

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

($ millions)	Canada	China	Indonesia(1)	Total
2017
Proved Properties(2)	36,802	5,003	788	42,593
Unproved Properties	831	7	9	847

	37,633	5,010	797	43,440
Accumulated DD&A, including impairments	(24,017)	(1,997)	(11)	(26,025)

Net Capitalized Costs	13,616	3,013	786	17,415

2016
Proved Properties(2)	39,916	4,875	362	45,153
Unproved Properties	653	412	43	1,108

	40,569	5,287	405	46,261
Accumulated DD&A, including impairments	(26,250)	(1,735)	—	(27,985)

Net Capitalized Costs	14,319	3,552	405	18,276

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.
(2)	Capitalized costs related to proved properties include ARO costs. The gross ARO for the years presented were as follows:

($ millions)	Canada	China	Indonesia(1)	Total
2017	1,907	214	17	2,138
2016	2,245	224	—	2,469

(1)	ARO costs related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, NGL and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore East Coast of Canada. Husky’s international proved reserves are located in China and Indonesia. Please note that the bitumen reserves have been separated from crude oil and prior years have been restated to account for the change in disclosure only.

	Canada				China
Reserves	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2014	283	360	49	1,948	6	—	10	335
Revisions	(57)	(202)	(12)	(490)	1	—	4	48
Purchases	—	—	—	7	—	—	—	—
Sales	(4)	—	—	(6)	—	—	—	—
Improved Recovery	1	—	—	—	—	—	—	—
Discoveries and Extensions	2	91	1	109	—	—	—	—
Production	(46)	(21)	(3)	(179)	(3)	—	(3)	(60)

End of Year 2015	180	227	35	1,389	4	—	11	323

Revisions	4	42	3	(23)	—	—	4	94
Purchases	—	3	—	8	—	—	—	—
Sales	(50)	—	—	(58)	—	—	—	—
Improved Recovery	—	—	—	1	—	—	—	—
Discoveries and Extensions	2	16	—	11	—	—	—	—
Production	(36)	(34)	(3)	(155)	(2)	—	(2)	(39)

End of Year 2016	100	254	35	1,173	2	—	13	378

Revisions	43	375	—	214	—	—	3	52
Purchases	—	—	—	—	—	—	—	—
Sales	(10)	—	(1)	(283)	—	—	—	—
Improved Recovery	20	102	—	—	—	—	—	—
Discoveries and Extensions	44	27	1	90	—	—	—	—
Production	(30)	(41)	(3)	(130)	(2)	—	(3)	(52)

End of Year 2017	167	717	32	1,063	—	—	13	378

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2014	243	113	39	1,476	6	—	10	335
End of Year 2015	167	97	32	1,116	4	—	11	323
End of Year 2016	98	104	34	986	2	—	13	378

End of Year 2017	110	154	28	735	—	—	13	378

Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2014	40	247	10	472	—	—	—	—
End of Year 2015	13	130	2	273	—	—	—	—
End of Year 2016	2	150	1	187	—	—	—	—
End of Year 2017	57	563	4	328	—	—	—	—

	Indonesia(5)				Total(6)
Reserves	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Crude Oil (mmbbls)	Bitumen (mmbbls)	NGL (mmbbls)	Natural Gas (bcf)	Total Company (mmboe)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2014	—	—	5	123	289	360	64	2,406	1,113

Revisions	—	—	—	5	(56)	(202)	(8)	(437)	(339)
Purchases	—	—	—	—	—	—	—	7	2
Sales	—	—	—	—	(4)	—	—	(6)	(5)
Improved Recovery	—	—	—	—	1	—	—	—	1
Discoveries and Extensions	—	—	—	74	2	91	1	183	125
Production	—	—	—	—	(49)	(21)	(6)	(239)	(116)

End of Year 2015	—	—	5	202	184	227	51	1,914	781

Revisions	—	—	—	6	4	42	7	77	66
Purchases	—	—	—	—	—	3	—	8	4
Sales	—	—	—	—	(50)	—	—	(58)	(60)
Improved Recovery	—	—	—	—	—	—	—	1	1
Discoveries and Extensions	—	—	—	—	2	16	—	11	20
Production	—	—	—	—	(38)	(34)	(5)	(194)	(109)

End of Year 2016	—	—	5	208	102	254	53	1,759	703

Revisions	—	—	—	(20)	43	375	3	245	461
Purchases	—	—	—	—	—	—	—	—	—
Sales	—	—	—	—	(10)	—	(1)	(283)	(58)
Improved Recovery	—	—	—	—	20	102	—	—	122
Discoveries and Extensions	—	—	—	—	44	27	1	90	87
Production	—	—	—	(3)	(32)	(41)	(6)	(185)	(110)

End of Year 2017	—	—	5	185	167	717	50	1,626	1,205

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2014	—	—	—	—	249	113	49	1,811	713
End of Year 2015	—	—	—	—	171	97	44	1,439	551
End of Year 2016	—	—	5	133	100	104	52	1,497	506
End of Year 2017	—	—	5	117	110	154	47	1,230	516

Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2014	—	—	5	123	40	247	15	595	400
End of Year 2015	—	—	5	202	13	130	7	475	230
End of Year 2016	—	—	—	75	2	150	1	262	197
End of Year 2017	—	—	—	68	57	563	3	396	689

(1)

Net reserves are the Company’s lessor royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

(2)

Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

(3)

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

(4)

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(5)

Husky’s beneficial interest in Indonesia and the Madura Strait Block is held by way of a 40 percent interest in Husky—CNOOC Madura Limited (“HCML”), an entity that is party to a PSC with the Government of Indonesia. Husky has entered into a unanimous shareholder agreement dated April 8, 2008 with the other shareholders of HCML that provides for joint control of HCML. International Financial Reporting Standard 11, “Joint Arrangements” (“IFRS 11”), requires Husky to follow the equity method of accounting for its investment in the Madura Strait Block. IFRS 11 focuses on the legal form of the corporate structure in which Husky’s Madura assets are held. Husky holds its interest in the Madura Strait Block through HCML and accordingly is required to use the equity method to account for this interest. As a consequence, Husky has disclosed Indonesia as a separate entity in the above disclosure because the Madura Strait Block is accounted for by the equity method of accounting.

(6)

In addition to the major changes to proved reserves in 2017 described under “Oil and Gas Reserves Disclosures—Reconciliation of Gross Proved Reserves” in Document A—Annual Information Form, bitumen reserves in Sunrise were economic under SEC price forecasts as of December 31, 2017 (they were uneconomic in 2015 and 2016) and account for the vast majority of the revisions in 2017.

The Company’s reserve replacement ratio(1) for the last three years was as follows:

Net Proved Oil and Gas Reserves	2017	2016	2015
Excluding Acquisition & Divestiture	611%	80%	(184)%
Including Acquisition & Divestiture	558%	29%	(188)%

(1)

Reserves replacement ratio is calculated as net reserve additions during the period divided by total production during the period. Net reserves additions include: revisions, purchases, sales, improved recovery, and discoveries and extensions. The negative reserves replacement ratio for 2015 is a result of the Sunrise bitumen reserves becoming uneconomic. SImilarly, the large positive reserves replacement ratio for 2017 is a reflection of the Sunrise bitumen reserves becoming economic again in 2017.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” and is based on crude oil and natural gas reserve and production volumes estimated by the Company’s reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2017 was based on the New York Mercantile Exchange 2017 average natural gas cash market price of U.S. $2.98/mmbtu (2016 average - U.S. $2.48 mmbtu; 2015 average - U.S. $2.59/mmbtu) and on crude oil prices computed with reference to the 2017 average WTI spot price of U.S. $51.19/ bbl (2016 average - U.S. $42.68/bbl; 2015 average - U.S. $50.20/bbl). Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements, are included in the AIF, and were updated as result of price negotiations with various purchasers.

Standardized Measure	Canada(1)			Other International (1)(2)			Indonesia (1)			Total (1)
(unaudited) ($ millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Future Cash Inflows	37,720	14,423	22,014	5,707	5,967	5,044	2,016	2,378	2,174	45,443	22,768	29,232
Future Production Costs	17,843	8,378	11,358	704	548	727	917	1,140	1,075	19,464	10,066	13,160
Future Development
Costs	12,453	7,118	8,859	135	236	499	89	118	227	12,677	7,472	9,585
Future Income Taxes	2,021	(395)	400	1,342	648	472	256	231	195	3,619	484	1,067

Future Net Cash Flows	5,403	(678)	1,397	3,526	4,535	3,346	754	889	677	9,683	4,746	5,420
Annual 10% Discount	2,620	(1,760)	(1,241)	884	1,170	468	232	357	363	3,736	(233)	(410)

Standardized Measure of Discounted Future Net Cash Flows	2,783	1,082	2,638	2,642	3,365	2,878	522	532	314	5,947	4,979	5,830

(1)

The schedules above are calculated using year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2015, 2016 and 2017. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

(2)	The schedule above includes China for 2015, 2016 and 2017, and Libya for 2015 and 2016.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			Other International (1)(2)			Indonesia (1)			Total (1)
($ millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Future discounted net cash flows at beginning of year	1,082	2,638	9,820	3,365	2,878	3,070	532	314	123	4,979	5,830	13,013
Sales and transfer, net of production costs	(1,623)	(851)	(1,368)	(864)	(621)	(1,306)	(20)	—	—	(2,507)	(1,472)	(2,674)
Net change in sales and transfer prices, net of production costs	2,845	(2,435)	(13,374)	(238)	317	(115)	(10)	56	—	2,597	(2,062)	(13,489)
Development cost incurred that reduced
Future develop. costs	1,267	705	1,990	2	114	37	33	—	39	1,302	819	2,066
Changes in estimated future development costs	(4,135)	264	2,887	(38)	138	3	17	108	(38)	(4,156)	510	2,852
Extensions, discoveries and improved recovery, net of related costs	3,006	193	1,164	—	—	—	—	—	129	3,006	193	1,293
Revisions of quantity estimates	2,573	300	(2,472)	567	1,180	623	(64)	23	21	3,076	1,503	(1,828)
Accretion of discount	100	299	1,629	319	205	339	72	57	17	491	561	1,985
Sale of reserves in place	(658)	(573)	(93)	—	—	—	—	—	—	(658)	(573)	(93)
Purchase of reserves in place	—	40	4	—	—	—	—	—	—	—	40	4
Changes in timing of future net cash flows and other	(621)	(128)	(231)	55	(790)	323	(19)	—	44	(585)	(918)	136
Net change in income taxes	(1,053)	630	2,682	(526)	(56)	(96)	(19)	(26)	(21)	(1,598)	548	2,565

Net Increase (Decrease)	1,701	(1,556)	(7,182)	(723)	487	(192)	(10)	218	191	968	(851)	(7,183)

End of Year	2,783	1,082	2,638	2,642	3,365	2,878	522	532	314	5,947	4,979	5,830

(1)

The schedules above are calculated using year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2015, 2016, and 2017. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.

(2)	The schedule above includes China for 2015, 2016 and 2017, and Libya for 2015 and 2016.